MICHAEL W.G. FIX



Michael Fix is a dynamic and people-oriented executive with deep experience in private equity and venture capital transactions, and who understands the challenges of merging existing business practices with new technological advancements. He has held C-level and board positions in public and private companies and was the co-architect of numerous successful financial transactions.

Michael has a strong track record in leading growth companies as well as divisions within global organizations, as well as deep experience in formulating and executing strategic plans – both domestically and internationally. Michael has lived in Europe, the Middle East and Asia and has served as a senior executive at Fortune 1000 companies such as IONICS/GE, Knight-Ridder Financial and Thomson Reuters.

He has held senior positions at portfolio companies of large private equity and venture capital firms such as Draper, Esther Dyson Ventures, Global Technology Investors (GTI) and SAP Ventures. Today, he works as an independent private equity investor through his Boston-based firm and currently serves as an advisor to three portfolio companies.

Over the last six years Michael has diversified his investment portfolio and counsel towards Environmental, social, and corporate governance (ESG) investment opportunities and projects. These include carbon credit projects in the US, Latin America and Africa, alternative energy technologies, and plant-based food ingredients. Michael’s particular contribution to these projects is identifying strategic partners and financial investors.

Michael holds a Business Management Degree from the Niels Brock Business Academy in Copenhagen, Denmark, attended the World Economic Forum Conference in Davos three times and served in the Royal Danish Air Force. He is versed in Danish, English, French, German, Norwegian and Swedish. When Michael is not being commandeered around by the family, he is still trying to learn how to cook and play tennis.